EXHIBIT 99.1

Precision Drilling Announces Share Consolidation

CALGARY, Alberta, Oct. 29, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) announces that it is proceeding with a 20:1 consolidation of the common shares of the Company (the “Consolidation”). Notice has been provided to the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange (“NYSE”) and Precision’s common shares are expected to begin trading on the TSX and NYSE, on a consolidated basis, on or about November 12, 2020.

At Precision’s Annual and Special Meeting of Shareholders, held on May 14, 2020, the Company’s shareholders approved a special resolution authorizing the Board of Directors of the Company (the “Board”) to, in its discretion, file articles of amendment to consolidate the common shares of the Company at a consolidation ratio within the range of one post-consolidation share for every five to 40 old common shares. The Board has resolved to proceed with the Consolidation on a 20:1 ratio (one post-consolidation share for every 20 old common shares).

Following the Consolidation, the number of outstanding common shares of the Company will be reduced from approximately 274.5 million outstanding common shares to approximately 13.7 million outstanding common shares. Precision’s shares will continue to be listed on the TSX under the symbol “PD” and on the NYSE under the symbol “PDS”. Following the Consolidation, the new CUSIP number for the Company’s common shares will be 74022D407 and the new ISIN for the Company’s common shares will be CA74022D4075.

No fractional shares will be issued pursuant to the Consolidation. In lieu of any such fractional shares, each registered shareholder otherwise entitled to a fractional share following the implementation of the Consolidation will receive the nearest whole number of post-consolidation shares. For example, any fractional interest representing less than 0.5 of a post-consolidation share will not entitle the holder thereof to receive a post-consolidation share and any fractional interest representing 0.5 or more of a post-consolidation share will entitle the holder thereof to receive one whole post-consolidation share. In calculating such fractional interests, all shares registered in the name of each registered shareholder will be aggregated.

The Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), will act as the exchange agent for the Consolidation. On the effective date of the Consolidation, which is expected to be November 9, 2020, Computershare will send instructions (i.e., a Letter of Transmittal) to shareholders who hold share certificates. Registered shareholders who will hold at least one new post-consolidation share will be required to exchange their old share certificates for new share certificates, or alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of new post-consolidation shares they hold following the Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Consolidation.

Beneficial shareholders who hold their shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Consolidation will be processed should contact their intermediaries.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to timing of completion of the Consolidation.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of weather and seasonal conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, CPA
Manager, Investor Relations & Corporate Development
403.716.4500

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com